VIA EDGAR Correspondence

February 12, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C.  20549

Attention: Tyler Howes, Division of Corporation Finance, Office of Life Sciences

Dear Sirs/Mesdames:

Re:

Bright Minds Biosciences Inc. (the "Company")

Registration Statement on Form F-3 filed February 5, 2025
File No. 333-284694

Acceleration Request for Registration Statement

Bright Minds Biosciences Inc., as the registrant of the above-captioned registration statement, hereby respectfully requests of the United States Securities and Exchange Commission that the registration statement be permitted to become effective at 4:15 p.m., Washington, D.C. time, on Friday, February 14, 2025, or as soon thereafter as is practicable.  Please advise our counsel, Michael Shannon of McMillan LLP, at telephone direct: (604) 893-7638 or email: Michael.shannon@mcmillan.ca, of any questions you may have respecting this request.

Yours very truly,

BRIGHT MINDS BIOSCIENCES INC.

Per: /s/ Ian McDonald

Name: Ian McDonald

Title: Chief Executive Officer

(Principal Executive Officer)